UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42475

FST Corp.

(Registrant’s Name)

No. 3, Gongye 1st Rd., Minxiong Township

Chiayi County 621018, Taiwan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Results of FST Corp.’s Annual General Meeting of Shareholders

FST Corp. (the “Company”) is announcing the results of its Annual General Meeting of Shareholders (the “Meeting”) held on December 8, 2025.

At the close of business on October 28, 2025, the record date for the determination of holders of ordinary shares of the Company entitled to vote at the Meeting, there were 44,766,003 ordinary shares outstanding, each share being entitled to one vote, constituting all of the outstanding voting securities of the Company. At the Meeting, the holders of 35,661,357 ordinary shares of the Company were represented in person or by proxy, constituting a quorum of the Meeting.

At the Meeting, shareholders of the Company approved the FST Corp. 2025 Equity Incentive Plan (the “2025 Plan Proposal”). No other matters came before the Meeting.

The results of the vote at the Meeting for the 2025 Plan Proposal were as follows:

For	Against	Abstain
35,658,358	2,999	0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FST Corp.

Date: December 10, 2025	By:	/s/ David Chuang
	Name:	David Chuang
	Title:	Chief Executive Officer and Chairman of the Board

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